UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check  One):  /X/Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q / /Form N-SAR

     For  Period  Ended:  March  31,  2000
                          ----------------

/  /  Transition  Report  on  Form  10-K
/  /  Transition  Report  on  Form  20-F
/  /  Transition  Report  on  Form  11-K
/  /  Transition  Report  on  Form  10-Q
/  /  Transition  Report  on  Form  N-SAR
For  the  Transition  Period  Ended:___________________________________
  ____________________________________________________________________________
  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.
    NOTHING ON THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

____________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_____________________________________________________________________________

PART  1  --  REGISTRANT  INFORMATION

_____________________________________________________________________________
Full  Name  of  Registrant
NATIONAL  MANUFACTURING  TECHNOLOGIES,  INC
_____________________________________________________________________________
Former  Name  of  Applicable
PHOTOMATRIX,  INC.
_____________________________________________________________________________
Address  of  Principal  Executive  Office  (Street  and  Number)
1958  KELLOGG  AVENUE
_____________________________________________________________________________
City,  State  and  Zip  Code
CARLSBAD,  CA  92008
_____________________________________________________________________________

PART  II  --  RULES  12B-25(B)  AND  (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/ (a)The reasons defined in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
/X/ (b)The subject matter report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
/ / (c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART  III  --  NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-KSB for the fiscal year ended March 31, 2000, could not be filed within the prescribed time period without unreasonable effort or expense as a result of a combination of a change in accountants and the delay in filing of the Form 10-QSB for the quarter ended December 31, 1999.

As noted in the National Manufacturing Technologies, Inc., Form 8-K dated March 24, 2000, Levitz, Zacks and Ciceric replaced BDO Seidman LLP as the Company's principal accountant. The Company's fiscal year ended on March 31, 2000 and the new independent accountant was retained on March 17, 2000.

The Form 10-QSB for the quarter ended December 31, 1999 was filed on March 23, 2000, causing a delay in the closing and preparation of the financial results for the fiscal year ended March 31, 2000.


Part  IV  --  Other  Information

(1) Name and telephone number of person to contact in regard to this notification

Patrick  W.  Moore           (760)                             431-4999
------------------     ------------------------------------------------
(Name)               (Area  Code)               (Telephone  Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                   /X/  Yes     /  /  No


(3) Is it anticipated that any significant change in results of operations form the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                   /  X  /  Yes     /  /  No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although the audit is not completed in that our books and records do not yet reflect all year-end adjustments, we anticipate that National Manufacturing Technologies, Inc., will report revenues from continuing operations for the year ended March 31, 2000 of $9.7 million, as compared to revenues from continuing operation for the year ended March 31, 1999 of $5.0 million. It is anticipated that National Manufacturing Technologies, Inc., will report a net loss from continuing operations of $ 2.4 million and a net loss including discontinued operations of $1.6 million for the year ended March 31, 2000, as compared to a net loss from continuing operations of $2.7 million and a net loss including discontinued operations of $4.4 million for the year ended March 31, 1999.

                   National Manufacturing Technologies, Inc.
     -----------------------------------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     June  30,  2000             By Patrick  W.  Moore
          ---------------                --------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

_______________________________________________________________________

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

_______________________________________________________________________

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ( 232.13(b) of this chapter).